FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, July 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

ITEM 4.01 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Former Independent Registered Public Accounting Firm

On July 4, 2024, Freight Technologies, Inc. (the “Company”) dismissed its independent registered public accounting firm, UHY LLP (“UHY”), effective immediately.

The audit reports of UHY on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Board of Directors of the Company.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, the Company had no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, there was no “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

In accordance with Item 304(a)(3) of Regulation S-K, the Company furnished UHY with a copy of this Current Report on Form 6-K on July 4, 2024, providing UHY with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of UHY’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On June 20, 2024, the Audit Committee appointed Marcum LLP (“Marcum”) as its new independent registered public accounting firm to audit and review the Company’s financial statements.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through the date hereof prior to the engagement of Marcum, neither the Company nor anyone on its behalf consulted Marcum regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits:

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter from UHY, dated July 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer